                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                          Florafax International, Inc.
                          ----------------------------
                                (Name of Issuer)

                                 Common Stock
                          ----------------------------
                         (Title of Class of Securities)

                                    33982510
                          ----------------------------
                                 (CUSIP Number)

Mr. Lance Laifer                       With a copy to:
Laifer Capital Management, Inc.        Gerald Adler, Esq.
Hilltop Partners, L.P.                 Shereff, Friedman, Hoffman & Goodman, LLP
45 West 45th Street                    919 Third Avenue
New York, New York 10036               New York, New York 10022
(212) 921-4139                         (212) 758-9500
--------------------------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 13, 1998
                     ----------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No. 33982510                              Page    2    of     9     Pages
          --------                                   -------     --------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Hilltop Partners, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEMS 2(d) or 2(e)                                     / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                      1,156,829
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
       EACH                        0
     REPORTING
      PERSON           9       SOLE DISPOSITIVE POWER
       WITH                        1,156,829

                       10      SHARED DISPOSITIVE POWER
                                   0



11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    1,156,829


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    14.6%


14       TYPE OF REPORTING PERSON*
                                    PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
 ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 33982510                              Page    3    of      9     Pages
          --------                                   -------     ---------


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Laifer Capital Management, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEMS 2(d) or 2(e)                                     / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           1,424,129
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH                            0
     REPORTING
       PERSON          9       SOLE DISPOSITIVE POWER
        WITH                            1,424,129

                       10      SHARED DISPOSITIVE POWER
                                        648,000




11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    2,072,129

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    26.1%

14       TYPE OF REPORTING PERSON*
                                    CO, IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
 ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 33982510                              Page    4    of      9     Pages
          --------                                  -------     ---------


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Lance Laifer

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEMS 2(d) or 2(e)                                     / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           1,424,129
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH                            0
     REPORTING
      PERSON           9       SOLE DISPOSITIVE POWER
       WITH                             1,424,129

                       10      SHARED DISPOSITIVE POWER
                                        648,000



11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                                    2,072,129

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    26.1%

14       TYPE OF REPORTING PERSON*

                                    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
             ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.

                               Amendment No. 5 to
                                  Schedule 13D
                          Florafax International, Inc.

                  This Amendment No. 5 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D filed September 13, 1996 (the "Schedule 13D"), Amendment No. 1 to the Schedule 13D filed November 27, 1996, Amendment No. 2 to the Schedule 13D filed February 26, 1997, Amendment No. 3 to the Schedule 13D filed April 21, 1997 and Amendment No. 4 to the Schedule 13D filed May 22, 1997, each filed by Hilltop Partners, L.P., Laifer Capital Management, Inc. and Lance Laifer (collectively, the "Reporting Persons") relating to the common stock (the "Common Stock") of Florafax International, Inc. (the "Issuer"). Capitalized terms used herein and not defined herein shall have the meaning assigned thereto in the Schedule 13D. The address of the Issuer is 8075 20th Street, Vero Beach, Florida 32966.

Item 5.           Interest in Securities of Issuer.

         Item 5 is amended and restated in its entirety to read as follows:

                  (a) Hilltop is the beneficial owner of 1,156,829 shares (14.6%) of Common Stock.

                  Laifer Capital Management, Inc. is the beneficial owner of 2,072,129 shares (26.1%) of Common Stock. The 2,072,129 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. includes:

                  (i) 1,156,829 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner and Investment Advisor to Hilltop, which shares have been described in the previous paragraph; and

                  (ii) 915,300 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to various other clients. These clients include: (a) Wolfson, with an address at One State Street Plaza, New York, New York 10004-1505, and (b) Offshore, a Cayman Islands company, with an address c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, 14 Par La Ville Road, Hamilton HMJX, Bermuda (collectively, the "Clients").

                  Lance Laifer, as president, sole director and principal stockholder of Laifer Capital Management, Inc., is deemed to have the same beneficial ownership as Laifer Capital Management, Inc.

                  The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. As of October 7, 1998 there were

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7,929,223 shares of Common Stock of the Issuer outstanding as reported in the
Issuer's Annual Report on Form 10K/SB for the period ended August 31, 1998.

                  (b) Hilltop has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 1,156,829 shares of Common Stock beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as the General Partner of Hilltop.

                  Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 1,156,829 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Capital Management, Inc. (i) has sole power to vote and to direct the voting and to dispose and direct the disposition of 267,300 shares of Common Stock owned by Offshore and (ii) has the power to dispose and direct the disposition of 648,000 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to Wolfson. Wolfson retains the sole power to vote and to direct the voting of the shares of Common Stock owned by it.

                  (c) All transactions in the Common Stock effected by the Reporting Persons in the last sixty days are set forth in Annex A hereto and are incorporated herein by reference. All such transactions were effected in the open market.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  On December 13, 1998 the Reporting Persons entered into a voting agreement and proxy with Gerald Stevens, Inc. and certain other stockholders pursuant to which the Reporting Persons granted an irrevocable proxy to Gerald Stevens, Inc. in connection with certain matters to be acted upon at the meeting(s) of the stockholders of the Issuer to be held for the purpose of approving the merger of a wholly-owned subsidiary of the Issuer with and into Gerald Stevens, Inc.

Item 7.           Material to be Filed as Exhibits.

                  (a)      Voting Agreement and Proxy dated as of
                  December 8, 1998.

Dated: December 15, 1998               HILLTOP PARTNERS, L.P.


                                       By:  LAIFER CAPITAL MANAGEMENT, INC.,
                                            as General Partner

                                       By:  /s/ Lance Laifer
                                            ---------------------
                                            Lance Laifer
                                            President

                                       LAIFER CAPITAL MANAGEMENT, INC.

                                       By:  /s/ Lance Laifer
                                            ---------------------
                                            Lance Laifer
                                            President

                                            /s/ Lance Laifer
                                            ---------------------
                                            Lance Laifer

                                     Annex A

                                                     Laifer       Hilltop        Wolfson       Offshore
Date                  Price        Commission      # Shares      # Shares       # Shares       # Shares
10/09/98 /1/          $4.375          $0.02         260,000             0        260,600              0
10/09/98 /2/           4.375           0.02         260,000             0        260,600              0


--------
/1/  Purchase.
/2/  Sale.